Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com
BY FAX - 202-772-9220

February 22, 2006

Ms. Sandy Eisen
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Dear Ms. Eisen:

In response to your February 21, 2006 voice mail regarding liability award classification of our trust unit rights plan we submit the following:

•
Enerplus Resources Fund (the “Fund” or the “Trust”) is authorized to issue an unlimited number of trust units. Each trust unit represents an equal fractional undivided interest in the Trust. The trust units are the only voting, participating equity securities of the Trust. The trust units are also redeemable at any time or from time to time at the demand of the unitholder. The redemption feature is required under Canadian tax law in order for the Trust to qualify as a mutual fund trust. The mutual fund trust status is fundamental to the Trust’s ability to pass on its income tax liability to its unitholders by making the Trust’s distributions a deduction from taxable income in the Trust and taxable income in the hands of the unitholder.

Upon receipt by the Trust of a notice to redeem trust units, the unitholder shall thereafter cease having any rights with respect to the trust units tendered for redemption. The unitholder receives cash/promissory note at the end of the month following the month of redemption. There does not appear to be any right to receive interest or any other form of return for the period between redemption notice (when they give up rights as a unitholder) and receipt of redemption proceeds.

The redemption price of the trust units is equal to the lesser of the closing market price on the date the units are tendered for redemption and 85% of the weighted average trading price of the trust units during the 10 day trading period subsequent to the date the units are tendered for redemption. We have attached an excerpt from our trust indenture on the redemption feature.

•
In 2005, 216 units were redeemed (2004 - 7,580) out of 117,539,000 (2005 - 104,124,000) outstanding units as at December 31, 2005. The majority of redemptions are from unitholders with odd lot sizes that want to avoid brokerage commissions on disposition. The Fund has never experienced someone exercising rights and then redeeming the corresponding trust units.

•
For US GAAP purposes this redemption feature has resulted in the Fund reflecting all of its equity as “mezzanine equity” as prescribed under Emerging Issues Task Force Topic D-98 due to the fact unitholders have an unconditional right to have the Fund redeem their units. This treatment is detailed in note 14(f) of our 2004 audited consolidated financial statements.

•
As a result of the redemption feature, our trust unit rights are considered liability awards pursuant to SFAS 123R . Paragraph 32 of SFAS 123(R) addresses options and states that “options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.” The unit rights issued to the employees by the Fund do not meet Paragraph 32(b) criteria as an unit right itself is not redeemable. In evaluating Paragraph 32(a) criteria, we look to Paragraph 31 to determine if the underlying trust units are classified as liabilities.

Paragraph 31 addresses shares and states that “a puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met: (a) the repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued, or (b) it is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.” While Paragraph 31(b) criteria is not met as the employer cannot prevent the employee from bearing the risks and rewards normally associated with equity share ownership, the employee can demand redemption of the trust unit from the Fund at any time, including within six months of a unit right exercise (i.e. an immature share), meeting Paragraph 31(a) criteria. As such, the trust unit would be classified as a liability under Paragraph 31(a) resulting in the unit right being classified as a liability under Paragraph 32(a).

•	Along with inputs from the FASB, their Canadian and U.S. National offices, our auditors have concurred the liability classification of our unit rights

We trust this response addresses your concerns. Should you have any additional concerns or comments please contact me directly at 403-298-1295.

Sincerely,

Robert J. Waters
Senior Vice President and
Chief Financial Officer

c:	Gordon J. Kerr, C.A.	President and CEO
	Robert Normand, C.A.	Chairman Enerplus Audit Committee
	Ward Zimmer, C.A.	Deloitte & Touche LLP

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.01     Right of Redemption

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided in this Article 6.

6.02      Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Fund to redeem Trust Units in a form approved by the Corporation, shall be sent to the Fund at the head office of the Fund, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.03     Calculation of Redemption Price Based on Market Price

Subject to Section 6.06, upon receipt by the Fund of the notice to redeem Trust Units in accordance with Section 6.02, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a)
85% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Fund for redemption; and

(b)	the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of subsection 6.03(a), the "market price" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 6.03(b), the "closing market price" shall be: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date; (ii) an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) and the average of the last bid and last ask prices if there was no trading on the date.

6.04      Cash Payment of Market Redemption Price

Subject to Section 6.05, the Market Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Fund of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.05      Limitation regarding Cash Payment of Market Redemption Price

Section 6.04 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Fund pursuant to Section 6.04 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year exceeds $500,000; provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month, and failing any such waiver, Trust Units tendered for redemption in any such calendar month will be redeemed for cash on a basis which is pro rata to the number of Trust Units tendered by any Unitholder. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by:

(a)	the Fund distributing Investments having an aggregate fair market value equal to the aggregate Market Redemption Price, or

(b)	the Fund issuing its own Fund promissory notes, (herein referred to as "Redemption Notes"); or .... . . .. . .

(c)	any combination thereof in the discretion of the Fund.

Upon such distribution of Investments or issuance of Redemption Notes, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Fund shall be entitled to all interest accrued and unpaid on the Investments so distributed, where applicable, to and including the date upon which such Investments are required to be distributed.

 6.06     Calculation of Redemption Price in Certain Other Circumstances

Section 6.03 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a)
at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Fund are not listed for trading on the Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to provide representative fair market value prices for the Trust Units; and

(b)
the normal trading of the outstanding Trust Units of the Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Fund for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Fund for redemption, and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "Appraised Redemption Price") equal to 85% of the fair market value thereof as determined by the Corporation as at the date upon such Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Fund:

(c)	cash payment, in which case the provisions of Section 6.04 shall apply mutatis mutandis; or

(d)	in the manner provided for in Section 6.05, in which case the provisions of Section 6.05 shall apply mutatis mutandis.

6.07      Cancellation of Certificates for all Redeemed Trust Units

A11 certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.08      Purchase for Cancellation

The Fund may from time to time purchase for cancellation some or all of the Trust Units in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Fund upon request for tenders addressed to all holders of record of Trust Units, at the lowest price at which, in the opinion of the Corporation, such Trust Units are obtainable, plus reasonable costs of purchase, provided the Fund has sufficient funds to satisfy its obligations under Article 5 and Article 6 hereof after making such purchase.

6.09      Retraction of Special Voting Rights

At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Fund and its Affiliates) relating to Special Voting Rights are outstanding, and no shares of stock, debt, options or other securities or agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Fund and its Affiliates) exist, the applicable Special Voting Right shall automatically be redeemed by the Fund and cancelled. Upon any such redemption or other purchase or acquisition of a Special Voting Right by the Fund, such Special Voting Right shall be deemed retired and cancelled and may not be reissued.

6.10      Withholding by the Fund

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 (including any amounts which the Corporation directs the Trustee to so deduct or withhold) all amounts required by law to be so withheld.